

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2016

David Reis
Chief Executive Officer
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, MN 55344

> **Re:** **Stratasys Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **File No. 001-35751**

Dear Mr. Reis:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   Regarding your foreign private issuer status, we note that 99.99% of your record holders had a registered address in the United States for both 2013 and 2014. In addition, you have dual headquarters in both the United States and Israel. Please provide us your analysis in support of your conclusion that you met, and expect to meet, the foreign private issuer definition for each of the reporting periods presented as well as the 2015 fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal
Office of Information Technologies
and Services